December 17, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	INmune Bio Inc.
Registration Statement on Form S-1
File No. 333- 227122

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of INmune Bio Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. (EDT), December 19, 2018 or as soon thereafter as practicable.

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Yi Guo
Name:	Yi Guo
Title:	COO